RARE ELEMENT RESOURCES LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Rare Element Resources Ltd.

Suite 410 – 325 Howe Street

Vancouver, British Columbia V6C 1Z7

2. Date of Material Change

May 12, 2010

3. News Release

A news release disclosing the material change was issued in Vancouver, British Columbia, on May 12, 2010 through CNW Group and was filed on SEDAR.

4. Summary of Material Change

Rare Element Resources Ltd. (TSX-V: RES) (“Rare Element” or the “Company”) announces that the Company has signed an agreement with Newmont North American Exploration Ltd. (“Newmont”) that Newmont will not exercise its option to acquire a 65% interest in the gold and base metals at the Sundance Venture of Rare Element’s Bear Lodge property, Wyoming.

5.1 Full Description of Material Change

Rare Element Resources Ltd. (TSX-V: RES) announces that the Company has signed an agreement with Newmont North American Exploration Ltd. (“Newmont”) that Newmont will not exercise its option to acquire a 65% interest in the gold and base metals at the Sundance Venture of Rare Element’s Bear Lodge property, Wyoming. This allows Rare Element to maintain its 100% interest in the mineral potential within the entire property. In addition, all of Newmont’s 327 wholly owned claims outside the venture will be transferred to the Company.

“We are excited about this opportunity for Rare Element because of the potential to define gold deposits with a gold-focused drilling program this year in addition to our planned rare-earth-focused drilling program. We expect to be able to generate the first NI 43-101-compliant gold resource estimate early in 2011 for the Sundance gold project from the planned drilling. We believe gold resources, in addition to our rare-earth resource, will add significant value to the Company and for our shareholders.” stated President Don Ranta.

Terms of the Agreement

The gold exploration project will continue to be called the “Sundance” project and the rare-earths project will continue to be called the “Bear Lodge” project. Both projects are included within separate areas of the same property position in the Bear Lodge Mountains. In consideration for transferring its claims and terminating the venture agreement, Newmont was granted a right-of-first-refusal on all claims, excluding rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the new claims being transferred to Rare Element from outside of the Venture.

The original venture agreement, signed in June 2006, required Newmont to spend $5 million over 5 years to earn 65% interest. Newmont had the right to earn an additional 15% working interest by completing a positive feasibility study. To date, Newmont has expended $2.85 million over nearly four years. Newmont’s withdrawal from the Sundance venture creates an opportunity for Rare Element to control its own destiny on the property at a time when record demand for gold and rare-earth elements is imminent. The withdrawal agreement honors an arrangement between Newmont and Bronco Creek Exploration Company on Newmont’s formerly wholly owned claims; Bronco Creek will continue to receive minor payments and a retained 0.05% NSR royalty, with a cap, on precious and base metals produced on the transferred claims that were wholly owned by Newmont outside the venture area.

The Sundance Venture exploration program, lead by Newmont, also had a right to operate both the gold and REE exploration programs if they ever conflicted and this right is now terminated.

Gold Exploration Summary and Plans

The Bear Lodge property with the additional claims now consists of 489 claims and a leased Wyoming State section for a total of approximately 16 square miles. As a result of the agreement with Newmont, the Company retains a totally unencumbered rare-earth project and now has 100% interest in all gold and other minerals in the Bear Lodge district. The core group of claims (venture area) is free of royalties. Rare Element sees an immediate opportunity to define a potentially economic gold resource by offset drilling of holes where Newmont encountered significant gold mineralization. The exploration goal for near-surface gold targets at the Taylor, Smith, and Carbon gold targets is to define an aggregate resource of 50 to 100 million tons ranging from 0.015 to 0.030 ounces of gold per ton, with considerable upside potential for resource expansion. A drilling program is planned for 2010. The Bear Lodge alkaline-igneous complex, which has many geologic similarities to the Cripple Creek district in Colorado, also has significant potential for the discovery of deeper, high-grade gold mineralization along structural zones.

During the past four years, Newmont contributed significantly to the advancement of the Sundance gold-focused exploration project, and also to the geological, geochemical, and geophysical understanding of the entire project area. Their activities expanded the areas of known gold mineralization and led to increased understanding of the mineralization controls. Newmont drilled 45 holes in the venture area and another 13 holes on their claims held outside the venture. Preliminary metallurgical testing of their drill samples of oxide mineralization suggests excellent gold recoveries (70-80%) in a heap leach system, depending on the crush size. An Environmental Assessment was completed and a Plan of Operations approved for 200 acres of disturbance, a much larger area than typically allowed under exploration permits because of the extent of both gold and rare-earth mineralization. All of the claims, technical data, and other pertinent information generated by Newmont in the district has been or will be transferred to the Company. The Bear Lodge project has been much improved and advanced due to Newmont’s efforts, and Rare Element is grateful for their contributions.

Mr. John Ray retained to lead the gold exploration program

Rare Element has retained the services of geologist John Ray, Newmont’s former on-site project manager during the past four years, to manage the Company’s Sundance gold exploration program under the direction of Dr. James Clark, Vice President of Exploration. Mr. Ray states that, “the Bear Lodge property has many untested exploration targets that are ready for drilling, and the district remains at a relatively immature level of gold exploration. The potential for discovery of major gold deposits is very high for shallow low-grade mineralization, and there is potential for discovery of structurally controlled high-grade mineralization at depth. I am excited about the opportunity to continue guiding the exploration for gold in the Bear Lodge Mountains with Rare Element”.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officers

For further information about this material change, please contact Mark T Brown, Chief Financial Officer of Rare Element Resources Ltd., at (604) 687-3520.

9. Date of Report

DATED at Vancouver, British Columbia this 13th day of May, 2010.

“Mark T. Brown”

Mark T. Brown Chief Financial Officer